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                                                                  Exhibit (a)(5)
                                                                  --------------

                       [Letterhead of Answerthink, Inc.]

                            1001 Brickell Bay Drive
                                  Suite 3000
                             Miami, Florida 33131

                                August __, 2001

Dear option holder:

     On behalf of Answerthink, Inc., I am writing to provide you with the results of Answerthink's recent offer to exchange (the "Offer") your (i) outstanding incentive stock options that have an exercise price of $10.00 per share or more and (ii) outstanding nonqualified options for new options to be granted under the Answerthink, Inc. 1998 Stock Option and Incentive Plan (the "Answerthink Option Plan").

     The Offer expired at 5:00 p.m., Eastern Daylight time, on August 8, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, we accepted for exchange a total of _______ options to purchase shares of our common stock tendered to us and canceled all such options.

     The number of options that were tendered by you and that we accepted for exchange and canceled is set forth on Attachment A to this letter. In
                                      ------------
accordance with the terms and subject to the conditions of the Offer, you will have the right to receive new options equal to 66 2/3% of the number of options tendered by you and accepted for exchange, as adjusted for any stock splits, stock dividends and similar events. This number is also set forth on Attachment
                                                                      ----------
A.
-

     We will grant you the new options on or about February 9, 2002. The new options will be subject to the terms of the Answerthink Option Plan and a new option agreement between you and us. We will forward the new option agreements to you promptly following the issuance of the new options. The per share exercise price of the new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market's National Market on the date we grant the new options, or if the grant date is not a business day, as of the last business day preceding the grant date. The new options granted to you will have the same vesting schedule and term, both measured from the same grant date, as the options tendered by you and accepted for exchange.

     You must be an employee from the date you tender options through the date we grant the new options in order to receive the new options. If you do not remain
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an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by Answerthink.

     If you have any questions about your rights in connection with the grant of the new options, please call Robert Greene at (404) 682-2263.

                                        Sincerely,


                                        Ted A. Fernandez
                                        Chairman and Chief Executive Officer

Attachment

                                       2
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                                 Attachment A



                           Number of Options             Number of New
                           -----------------             -------------
Option Grant Date        Accepted for Exchange       Options to be Granted
-----------------        ---------------------       ---------------------